Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

January 30, 2022

To,

The Secretary/Executive Director

BSE Limited

National Stock Exchange of India Limited

New York Stock Exchange, Inc.

NSE-IFSC Limited

Dear Sir/Madam,

Sub:	Newspaper advertisement regarding financial results for the quarter and nine months ended December 31, 2021

Pursuant to Regulation 47 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation, 2015, as amended, please find enclosed copies of newspaper advertisement regarding the financial results of the company for the quarter and nine months ended December 31, 2021 as published in Business Standard and Andhra Prabha on January 29, 2022.

This is for your information and records.

With regards,

/s/ Vivek Mittal
Vivek Mittal
Global General Counsel and Compliance Officer

Encl: as above

2 HYDERABAD | 29 JANUARY 2022 Weekend Business Standard

Dr.Reddy's

Extract of unaudited financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and nine months ended 31 December 2021 prepared in compliance with Indian Accounting Standards

All amounts in Indian Rupees millions

Sl. No.	Particulars	Consolidated		
		Quarter ended 31.12.2021 (Unaudited)	Nine Months ended 31.12.2021 (Unaudited)	Quarter ended 31.12.2020 (Unaudited)
1	Total Revenue from operations	53,383	160,703	49,419
2	Net Profit for the period (before Tax, Exceptional and/or Extraordinary items)	9,742	28,025	2,949
3	Net Profit for the period before tax (after Exceptional and/or Extraordinary items)	9,742	28,025	2,949
4	Net Profit for the period after tax (after Exceptional and/or Extraordinary items)	7,093	20,855	279
5	Total Comprehensive Income for the period	5,855	18,457	4,011
6	Equity Share Capital	832	832	831
7	Earnings per share (in Rupees) per Rs. 5/- share			
	Basic	42.75	125.74	1.68
	Diluted	42.65	125.43	1.67

Sl. No.	Particulars	Standalone		
		Quarter ended 31.12.2021 (Unaudited)	Nine Months ended 31.12.2021 (Unaudited)	Quarter ended 31.12.2020 (Unaudited)
1	Total Revenue from operations	34,796	107,365	34,082
2	Net Profit for the period (before Tax, Exceptional and/or Extraordinary items)	4,639	16,571	6,179
3	Net Profit for the period before tax (after Exceptional and/or Extraordinary items)	4,639	16,571	6,179
4	Net Profit for the period after tax (after Exceptional and/or Extraordinary items)	3,411	12,035	4,437
5	Total Comprehensive Income for the period	3,543	11,958	4,546
6	Equity Share Capital	832	832	831
7	Earnings per share (in Rupees) per Rs. 5/- share			
	Basic	20.55	72.56	26.74
	Diluted	20.51	72.38	26.66

Notes:

1 The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Stock Exchanges website: www.bseindia.com and www.nseindia.com and also on the Company's website: www.drreddys.com.

2 The unaudited results have been reviewed by the Audit Committee of the Board at their meeting held on 27 January 2022 and approved by the Board of Directors of the Company at their meeting held on 28 January 2022.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place : Hyderabad
Date : 28 January 2022

G V Prasad
Co-Chairman & Managing Director

Dr. REDDY'S LABORATORIES LIMITED
Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034, Telangana, India
CIN: L85195TG1984PLC004507, Tel: 91 40 4900 2900, Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com

Indian Overseas Bank
Balance Sheet Management Department
Central Office: 763, Anna Salai, Chennai - 600002.
Indian Overseas Bank (IOB) invites for the following:
RFP Reference Number: IOB/ BSMD/Ind AS/RFP/01/2021-22

REQUEST FOR PROPOSAL FOR APPOINTMENT OF CONSULTANT IN INDIAN OVERSEAS BANK FOR IMPLEMENTATION OF Ind AS

The RFP document for the above is available in bank's website www.iob.in and https://iobtenders.auctiontiger.net
For RFP details and future amendments, if any, keep referring to the above website.

FACT THE FERTILISERS AND CHEMICALS TRAVANCORE LIMITED
(A Government of India Enterprise) Regd. Office: Eloor
CORPORATE MATERIALS, PD ADMINISTRATIVE BUILDING, UDYOGAMANDAL-683 501, KOCHI, KERALA, INDIA
Phone: 0484-2568253, 2568646 Fax: 0484-2545958
E-mail: chidambaram@factltd.com/sreekanth.s@factltd.com, Website: www.fact.co.in

E-TENDER FOR REFREGERATION SYSTEM FOR FACT PD

Tender No. MM/17172/E24801 dt. 27-01-2022 (Tender ID No.2022_FACT_670455_1)
Bids are invited for Design/engineering, manufacture/supply, inspection/testing, supervision for erection and commissioning, running test, site performance and CAMC of the total package of the microprocessor controlled refrigeration system (20 TR) in Nitrogen generation plant of FACT petrochemical division as per specifications, terms and conditions. Interested parties may visit our website (www.fact.co.in) or Central Public Procurement Portal (http://eprocure.gov.in) for tender details and further updates on the Tenders including extension of due date, if any. No further Newspaper advt. on updates/extensions etc.
Pre Bid meeting: 11-02-2022/10.30 A.M at FACT PD Conference Hall, Udyogamandal.
Due date/time for submission of bids: 28-02-2022, 2.00 PM
Date of Part-A Bids opening: 01-03-2022, 2.30 PM

Sd/-
Dy. GENERAL MANAGER (MATERIALS)

यूको बैंक UCO BANK
(Govt. of India Undertaking)
Head Office – II, Department of Information Technology
3 & 4, DD Block, Sector – 1, Salt Lake, Kolkata-700064

NOTICE INVITING TENDER

UCO Bank invites Request for Proposals (RFPs) for the following:
1. Supply, Installation & Maintenance of 2 Nos. of 40 KVA UPS
2. Procurement of Comprehensive Anti-Money & Trade Based Money Laundering Solution for Hongkong & Singapore Centers
3. Supply, Installation & Maintenance of Hardware & Software required for Centralised Information Management System (CIMS)
4. Appointment of Social Media Management Agency

For any details, please refer to https://www.ucobank.com.
Date: 29.01.2022

Deputy General Manager
DIT, BPR & BTD

Honours Your Trust

EXTENSION OF LAST DATE FOR SUBMISSION OF EOI E-AUCTION FOR SALE OF AGRICULTURAL LAND OF KSS PETRON PRIVATE LIMITED

In continuation to the Public Notice for e-Auction for Sale of Agricultural Land of KSS Petron Private Limited located at Village – Gaji, Patwar Area – Dudu, Tehsil – Mauzmabad, District - Jaipur, Ajmer Road, Rajasthan - 303009 ("the Auction site"), published on 04.01.2022 and 13.01.2022 in this newspaper, it is hereby informed that the last date for submission of Expression of Interest (EOI) has been further extended to 07.02.2022. The other timelines in terms of the Process Document also stands extended/revised accordingly. In this regard, please refer to the Process Document, Version 1.2 dated 29.01.2022 for complete details, uploaded on the website of the Corporate Debtor, https://ksspetron.in/liquidation.html

For KSS Petron Private Limited (In Liquidation)
Sd/-
CS Vineet K Chaudhary
Liquidator
In the matter of KSS Petron Private Limited
IBBI Registration No. : IBBI/IPA-002/IP-N00103/2017-18/10246
liquidatorksspetron@vkcindia.com (process specific)
ip.vineetchaudhary@gmail.com (registered with IBBI)
Address of the Liquidator registered with IBBI:
D-38, LGF (L/S), South Extension, Part-II, New Delhi-110049
Phone: 011-49121644-45
Date: 29.01.2022
Place: New Delhi

INDIAN RAILWAY CATERING & TOURISM CORPORATION LTD
CIN: L74899DL1999GOI101707
Regd. Office: 11th Floor, B-148, Statesman House
Barakhamba Road New Delhi-110001 India
Tel: 011 – 23311263-64, Email ID: investors@irctc.com; Website: www.irctc.com

NOTICE

Notice is hereby given pursuant to regulation 29 read with Regulation 47 of the SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015, ("Listing Regulations") that a meeting of Board of Directors of the Company is scheduled to be held on Tuesday, February 8, 2022, to inter alia, consider and declare Interim Dividend for FY 2021-22, if any, and to fix record date for the purpose of payment of Interim Dividend, if declared, in addition to consideration of unaudited financial results of the Company for the quarter and nine months ended on December 31, 2021.

This information is also available on website of the Company at www.irctc.com and also on the website of Stock exchanges where the shares of the Company are listed at www.bseindia.com and www.nseindia.com.

For INDIAN RAILWAY CATERING AND TOURISM CORPORATION LIMITED
Sd/-
Suman Kalra
Company Secretary
and Compliance officer

Place: New Delhi
Date: January 27, 2022

HAVE A GOOD BUSINESS MORNING!

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For details, SMS reachbs to 57575 or email order@bsmail.in

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APTUS™

Aptus Value Housing Finance India Limited

(CIN : L65922TN2009PLC073881)
Registered Office and Corporate Office: 8B, 8th Floor, Doshi Towers, 205, Poonamallee High Road, Kilpauk, Chennai - 600 010. Tel: +91 44 4565 0000

Statement of Consolidated financial results for the nine-months ended December 31, 2021

(INR in lakhs)

S. No.	Particulars	Consolidated				
		Quarter ended		Nine-months ended		Year ended
		31.12.2021	31.12.2020	31.12.2021	31.12.2020	31.03.2021
1	Total Income from Operations	21,024.20	16,335.43	58,944.96	46,386.34	63,958.17
2	Net Profit / (Loss) for the period (before Tax, Exceptional and/or Extraordinary items)	13,115.72	8,987.71	33,569.26	24,722.98	34,509.15
3	Net Profit / (Loss) for the period before tax (after Exceptional and/or Extraordinary items)	13,115.72	8,987.71	33,569.26	24,722.98	34,509.15
4	Net Profit / (Loss) for the period after tax (after Exceptional and/or Extraordinary items)	10,147.65	6,896.89	26,027.38	19,139.51	26,694.49
5	Total Comprehensive Income for the period [Comprising Profit/ (Loss) for the period (after tax) and Other Comprehensive Income (after tax)]	10,144.46	6,884.69	26,017.80	19,129.99	26,683.24
6	Paid up Equity Share Capital	9,938.36	9,493.33	9,938.36	9,493.33	9,493.33
7	Reserves (excluding Revaluation Reserve)	270,684.49	180,897.42	270,684.49	180,897.42	188,451.82
8	Securities Premium Account	172,126.46	116,276.43	172,126.46	116,276.43	116,276.43
9	Net worth	280,622.85	190,390.75	280,622.85	190,390.75	197,945.15
10	Paid up Debt Capital/ Outstanding Debt	215,622.13	216,513.77	215,622.13	216,513.77	251,506.49
11	Outstanding Redeemable Preference Shares	-	-	-	-	-
12	Debt Equity Ratio	0.77	1.14	0.77	1.14	1.27
13	Earnings Per Share (of Rs. 2/- each)					
	1. Basic (Not annualised for the quarter and nine months)	2.05	1.44	5.33	3.99	5.56
	2. Diluted (Not annualised for the quarter and nine months)	2.03	1.43	5.30	3.98	5.55

Notes:
1. The above statement of unaudited consolidated results has been reviewed by the Audit Committee on January 27, 2022 and approved by the board of directors on January 28, 2022 and subjected to limited review by the Statutory auditors for the quarter and period ended December 31, 2021.
2. The financial statements have been prepared in accordance with the Ind AS notified under the Companies (Indian Accounting Standards) Rules, 2015 as amended.

Statement of Standalone financial results for the nine-months ended December 31, 2021

(INR in lakhs)

S. No.	Particulars	Standalone				
		Quarter ended		Nine-months ended		Year ended
		31.12.2021	31.12.2020	31.12.2021	31.12.2020	31.03.2021
1	Total Income from Operations	17,545.77	13,590.21	48,932.31	38,850.50	53,466.16
2	Net Profit / (Loss) for the period (before Tax, Exceptional and/or Extraordinary items)	10,851.52	7,256.05	27,345.32	19,933.93	27,884.41
3	Net Profit / (Loss) for the period before tax (after Exceptional and/or Extraordinary items)	10,851.52	7,256.05	27,345.32	19,933.93	27,884.41
4	Net Profit / (Loss) for the period after tax (after Exceptional and/or Extraordinary items)	8,459.54	5,633.48	21,386.82	15,592.28	21,785.48
5	Total Comprehensive Income for the period [Comprising Profit/ (Loss) for the period (after tax) and Other Comprehensive Income (after tax)]	8,456.35	5,621.28	21,377.24	15,582.76	21,774.23
6	Paid up Equity Share Capital	9,938.36	9,493.33	9,938.36	9,493.33	9,493.33
7	Reserves (excluding Revaluation Reserve)	257,208.40	173,423.66	257,208.40	173,423.66	179,616.28
8	Securities Premium Account	172,126.46	116,276.43	172,126.46	116,276.43	116,276.43
9	Net worth	267,146.76	182,916.99	267,146.76	182,916.99	189,109.61
10	Paid up Debt Capital/ Outstanding Debt	190,690.35	189,390.11	190,690.35	189,390.11	217,445.94
11	Outstanding Redeemable Preference Shares	-	-	-	-	-
12	Debt Equity Ratio	0.71	1.04	0.71	1.04	1.15
13	Earnings Per Share (of Rs. 2/- each)					
	1. Basic (Not annualised for the quarter and nine months)	1.71	1.17	4.38	3.25	4.54
	2. Diluted (Not annualised for the quarter and nine months)	1.70	1.17	4.35	3.24	4.53

Notes:
1. The above is an extract of the detailed format of financial results filed for the quarter and nine-months ended December 31, 2021 which had been reviewed by the audit committee on January 27, 2022 and approved by the board of directors on January 28, 2022 and subjected to a limited review by the Statutory auditors for the quarter and period ended December 31, 2021 and filed with the Stock Exchanges under Regulation 33 and 52 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015, as amended. The full format of the aforesaid financial results is available on the website of the Company (www.aptusindia.com), BSE Limited (www.bseindia.com) and National Stock Exchange of India Limited (www.nseindia.com).
2. The financial statements have been prepared in accordance with the Ind AS notified under the Companies (Indian Accounting Standards) Rules, 2015 as amended.
3. The Company had made an Initial Public Offer (IPO), during the half year ended Sep'21 for 78,755,000 equity shares of Rs. 2 each, comprising of a fresh issue of 14,164,305 equity shares by the Company and 64,590,695 equity shares offered for sale by selling shareholders. The Equity shares were issued at a price of Rs. 353 per equity share (including a Share Premium of Rs.351 per equity share). Pursuant to the aforesaid allotment of equity shares, the issued, subscribed and paid-up share capital of the Company stands increased to Rs. 993,836,000/- (496,918,095 Equity Shares of Face Value Rs. 2/- each). The Company's equity shares were listed on National Stock Exchange of India Limited (NSE) and on BSE Limited (BSE) on 24th August 2021.
4. Amounts for the comparative periods presented have been reclassified / regrouped, wherever necessary.

On behalf of the Board of Directors
M Anandan
Chairman & Managing Director

Place : Chennai
Date : January 28, 2022

visit us at www.aptusindia.com

CONCEPT

VIVEK MITTAL Digitally signed by VIVEK MITTAL Date: 2022.01.30 15:05:06 +05'30'

Andhra Prabha – January 29, 2022

బదలాయించబడును. మీ పేర్లతో నమోదు అయి ఉన్న మరియు మీ దగ్గర ఉన్న ఒరిజినల్ వాటా సర్టిఫికెట్ (లు), ఆటోమేటిక్‌గా రద్దుచేయబడతాయి.

ఎలక్ట్రానిక్ సమూనాలో మీరు వాటాలు కలిగి ఉన్న సందర్భంలో ఐఇపిఎఫ్‌కు బదలాయించబడవలసి ఉన్న వాటాల కొరకు మీ డీమాట్ ఖాతా డెబిట్ చేయబడుతుంది.

బదలాయింపు పై సంబంధిత వాటాదారు క్లెయిం యొక్క వెరిఫికేషన్ కొరకు వారి నమోదిత కార్యాలయం వద్ద వెబ్‌ఫారం ఐఇపిఎఫ్-5లో పేర్కొనబడిన అవసరమైన దస్త్రావేజులతో పాటు తగువిధంగా సంతకంచేసిన (కంపెనీతో రికార్డు చేయబడిన స్పెసిమెన్ సిగ్నేచర్ ప్రకారం) దాని యొక్క భౌతిక కాపీని పంపుతూ మరియు వెబ్ ఫారం ఐఇపిఎఫ్-5 ఆన్‌లైన్‌లో దరఖాస్తు చేయుట ద్వారా ఐఇపిఎఫ్ అథారిటీ నుండి వాటాలను మరియు డివిడెండ్ల మొత్తం పై క్లెయించేయని డివిడెండ్/క్లెయిం చేయని వక్షి రెండింటిని క్లెయిం చేయవచ్చును. కంపెనీ వారు క్లెయిం చేయని డివిడెండ్ యొక్క రిఫండ్ కొరకు ఐఇపిఎఫ్ అథారిటీకి వెరిఫికేషన్ రిపోర్టు పంపడం జరుగుతుంది మరియు వాటాలను వాటాదారుల క్రెడిట్‌కు తిరిగి బదలాయించడం జరుగుతుంది.

పైదాని సమాచారం కంపెనీ యొక్క వెబ్‌సైట్ https://coromandel.biz/ మరియు స్టాక్ ఎక్స్ఛేంజీల వెబ్‌సైట్ అనగా https://www.bseindia.com/ మరియు https://www.nseindia.com/ పై కూడా లభించును.

తదుపరి సమాచారం /వివరణ కొరకు సంబంధిత వాటాదారులు కంపెనీని లేదా దిగువ చిరునామా వద్ద రిజిస్ట్రార్ & షేర్ ట్రాన్స్‌ఫర్ ఏజెంట్ (కెఫిన్ టెక్నాలజీస్ ప్రైవేట్ లిమిటెడ్) వారిని సంప్రదించవచ్చును.

కోరమాండల్ ఇంటర్నేషనల్ లిమిటెడ్ **నమోదిత కార్యాలయం: "కోరమాండల్ హౌస్"** **1-2-10, సర్దార్ పటేల్ రోడ్డు,** **సికింద్రాబాద్ -500 003** **టెలి నెం: +91-40-6699 7000** **ఫ్యాక్స్ : + 91-40-27844117** ఇమెయిల్: investorsgrievance@coromandel.murugappa.com వెబ్‌సైట్: www.coromandel.biz	**కెఫిన్ టెక్నాలజీస్ ప్రైవేట్ లిమిటెడ్** **నమోదిత కార్యాలయం: సెలీనియం టవర్ బి, ప్లాట్ 31-32,** **గచ్చిబౌలి, ఫైనాన్షియల్ జిల్లా, నానక్‌రాంగూడ,** **హైదరాబాద్- 500032** **టెలి నెం: +91-40-67161616/1560** **ఫ్యాక్స్ : + 91-40-23420814** **టోల్ ఫ్రీ నెం: 1800-3094-001** ఇమెయిల్: einward.ris@kfintech.com; వెబ్‌సైట్: www.kfintech.com

కోరమాండల్ ఇంటర్నేషనల్ లిమిటెడ్ కొరకు
సం/-
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సీనియర్ వైస్ ప్రెసిడెంట్ - లీగల్ & కంపెనీ సెక్రటరీ

ప్రదేశం: సికింద్రాబాద్
తేది: జనవరి 28, 2022

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Dr.Reddy's

Extract of unaudited financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and nine months ended 31 December 2021 prepared in compliance with Indian Accounting Standards

All amounts in Indian Rupees millions

Sl. No.	Particulars	Consolidated		
		Quarter ended 31.12.2021 (Unaudited)	Nine Months ended 31.12.2021 (Unaudited)	Quarter ended 31.12.2020 (Unaudited)
1	Total Revenue from operations	53,383	160,703	49,419
2	Net Profit for the period (before Tax, Exceptional and/or Extraordinary items)	9,742	28,025	2,949
3	Net Profit for the period before tax (after Exceptional and/or Extraordinary items)	9,742	28,025	2,949
4	Net Profit for the period after tax (after Exceptional and/or Extraordinary items)	7,093	20,855	279
5	Total Comprehensive Income for the period	5,855	18,457	4,011
6	Equity Share Capital	832	832	831
7	**Earnings per share (in Rupees) per Rs. 5/- share**			
	Basic	42.75	125.74	1.68
	Diluted	42.65	125.43	1.67

Sl. No.	Particulars	Standalone		
		Quarter ended 31.12.2021 (Unaudited)	Nine Months ended 31.12.2021 (Unaudited)	Quarter ended 31.12.2020 (Unaudited)
1	Total Revenue from operations	34,796	107,365	34,082
2	Net Profit for the period (before Tax, Exceptional and/or Extraordinary items)	4,639	16,571	6,179
3	Net Profit for the period before tax (after Exceptional and/or Extraordinary items)	4,639	16,571	6,179
4	Net Profit for the period after tax (after Exceptional and/or Extraordinary items)	3,411	12,035	4,437
5	Total Comprehensive Income for the period	3,543	11,958	4,546
6	Equity Share Capital	832	832	831
7	**Earnings per share (in Rupees) per Rs. 5/- share**			
	Basic	20.55	72.56	26.74
	Diluted	20.51	72.38	26.66

Notes:

1 The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Stock Exchanges website: www.bseindia.com and www.nseindia.com and also on the Company's website: www.drreddys.com.

2 The unaudited results have been reviewed by the Audit Committee of the Board at their meeting held on 27 January 2022 and approved by the Board of Directors of the Company at their meeting held on 28 January 2022.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place : Hyderabad
Date : 28 January 2022

G V Prasad
Co-Chairman & Managing Director

Dr. REDDY'S LABORATORIES LIMITED

Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034, Telangana, India
CIN: L85195TG1984PLC004507, Tel: 91 40 4900 2900, Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com

VIVEK MITTAL Digitally signed by VIVEK MITTAL Date: 2022.01.30 15:05:21 +05'30'